April 24, 2009

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: Douglas Brown, Division of Corporation Finance

Re:	Registration Statement on Form S-3
Filed March 12, 2009
File No. 333-157883

Dear Mr. Brown:

Set forth below are the responses of MarkWest Energy Partners, L.P, a Delaware limited partnership (“MarkWest” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2009, with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on March 12, 2009, File No. 333-157883 (the “Registration Statement”).

General

1.                                      We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2008.  Further, we note that Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed.  Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in an amended 10-K.  See Securities Act Forms C&DI 123.01.

Response:  We acknowledge the Staff’s comment and have filed our definitive proxy statement containing the disclosure required by Part III of Form 10-K on April 23, 2009.

Closing Comments

MarkWest Energy Partners, L.P. acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (303) 925-9200.

Very truly yours,

MARKWEST ENERGY PARTNERS, L.P.

By:	MARKWEST ENERGY GP, L.L.C., its General Partner

By:

/s/ Nancy K. Buese
Nancy K. Buese
Senior Vice President and Chief Financial Officer

cc:           Timothy Levenberg (Commission)

                David P. Oelman (Vinson & Elkins L.L.P.)

                Matthew R. Pacey (Vinson & Elkins L.L.P.)